UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 10, 2017

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Al-Zour, Kuwait contract win

Amec Foster Wheeler announced today the award of a contract by Petrochemical Industries Company K.S.C. (PIC), a subsidiary of the Kuwait Petroleum Company (KPC), for the integration project between its Olefins III, Aromatics II and ZOR Refinery in the State of Kuwait. The contract covers Front-End Engineering Design (FEED) leading to Project Management Consultancy (PMC) for the project.

The six-year contract builds on Amec Foster Wheelers' significant expertise in petrochemicals and refinery integration, alongside the impressive track record of delivering PMC services to KPC companies in Kuwait.

The new petrochemical facility will be integrated with the new Al-Zour 615,000 barrels per day refinery, which will be one of the largest refineries in the region.

John Pearson, Amec Foster Wheeler's President, Oil, Gas & Chemicals, said:

"This award reflects our expertise, as well as our successful track record in large, complex FEEDs, and project management. It is directly aligned to our strategy of extending from FEED into later phase scopes in downstream, and to building on our existing strength in chemicals.  I'm also delighted that this adds to our existing portfolio of work we are delivering for KPC's group of companies, with multiple PMC contracts underway."

Enquiries to:
Media: Jonathan Refoy Investors: Rupert Green	+ 44 (0)20 7429 7500 +44 (0)20 7429 7500

Notes to editors:

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors. Employing around 36,000 people in more than 55 countries and with 2015 revenues of £5.5 billion, the company operates across the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, power and process, pharma, environment and infrastructure markets. Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas projects (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements

This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing, results and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 March 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel?& Company Secretary